UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 10, 2008**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 10, 2008, American Independence Corp. issued a press release announcing results of operations for the three months and nine months ended September 30, 2008. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated November 10, 2008.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: November 10, 2008
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK 10022
NASDAQ – AMIC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2008 THIRD-QUARTER AND NINE-MONTH RESULTS

New York, New York, November 10, 2008. American Independence Corp. (NASDAQ: AMIC) today reported 2008 third-quarter and nine-month results. This press release contains both GAAP and non-GAAP financial information for which a reconciliation can be found on the final page.

Financial Results

Revenues remained even at $29.8 million both for the three months ended September 30, 2008 and for the three months ended September 30, 2007. Net income increased to $0.6 million ($.07 per share, diluted), net of a provision for income taxes of $0.3 million, for the three months ended September 30, 2008, compared to net loss of $1.5 million ($.17 per share), net of an income tax benefit of $0.8 million, for the three months ended September 30, 2007. As of September 30, 2008, AMIC had approximately $277 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes. The Company recorded a loss on the impairment of certain securities of $0.2 million, net of tax ($.02 per share, diluted) in the third quarter of 2008 relating to bonds and preferred stocks of financial institutions. The decrease in market value of these securities was deemed to be other than temporary in nature and these investments were written-down accordingly.

AMIC also reported net income of $2.2 million ($.26 per share, diluted), net of a provision for income taxes of $1.2 million, for the nine months ended September 30, 2008, compared to $0.8 million ($.10 per share, diluted), net of a provision for income taxes of $0.5 million, for the nine months ended September 30, 2007. The Company recorded a loss on the impairment of certain securities of $0.4 million, net of tax ($.05 per share, diluted) in the first nine months of 2008 relating to bonds and preferred stocks of financial institutions. Revenues decreased to $87.4 million for the nine months ended September 30, 2008, compared to revenues of $90.6 million for the nine months ended September 30, 2007.

On a non-GAAP basis, the Company's operating income (loss) from continuing operations excluding certain amortization expense, net realized investment gains (losses) and federal income tax charge related to deferred taxes for the three months ended September 30, 2008 was $1.2 million ($.15 per share), as compared to a loss of $2.2 million ($.26 per share,) for the three months ended September 30, 2007. On a non-GAAP basis, the Company's operating income from continuing operations was $3.9 million ($.46 per share, diluted) for the nine months ended September 30, 2008, as compared to $1.2 million ($.14 per share, diluted) for the nine months ended September 30, 2007.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Due to the unprecedented upheaval in the financial markets and the investment losses being recognized by almost every insurance company, we recorded a minimal loss on the impairment of certain investment securities of $0.4 million, net of tax ($.05 per share, diluted) and reported non-GAAP earnings of $3.9 million ($.46 per share, diluted) for the nine months of 2008. We have appointed two new medical stop-loss managing general underwriters (MGUs) to write through Independence American, and the combined ratio on our stop-loss business has improved significantly due to corrective actions previously taken. In addition, good progress is being made by Independent Producers of America, LLC. Current income from fully insured health was lower than anticipated due to unexpected losses in one of our programs, but we have instituted changes that should result in improved performance for this program in future periods."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses) and the Federal income tax charge related to deferred taxes to show the core operating results of the Company.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss, small group major medical, and managed care insurance and reinsurance through managing general underwriters, including IndependenceCare Holdings LLC, Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
THIRD QUARTER REPORT
SEPTEMBER 30, 2008
(In thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	**2007**	**2008**	**2007**
Premiums earned	$ 23,881	$ 26,213	$ 73,846	$ 80,705
MGU and agency income	4,092	2,643	10,575	7,129
Net investment income	843	954	2,576	2,696
Net realized investment gains (losses)	(270)	90	(555)	172
Other income (loss)	1,302	(62)	972	(107)
Revenues	29,848	29,838	87,414	90,595
Insurance benefits, claims and reserves	18,786	22,234	53,256	59,579
Selling, general and administrative expenses	9,742	9,517	29,835	28,804
Amortization and depreciation	224	243	585	729
Minority interest	169	50	321	149
Expenses	28,921	32,044	83,997	89,261
Income (loss) before income tax	927	(2,206)	3,417	1,334
Provision (benefit) for income taxes	331	(750)	1,231	501
Net income (loss)	$ 596	$ (1,456)	$ 2,186	$ 833
Basic income (loss) per common share:	$ .07	$ (.17)	$ .26	$ .10
Shares used to compute basic income (loss) per share	8,504	8,504	8,504	8,477
Diluted income (loss) per common share:	$ .07	$ (.17)	$ .26	$ .10
Shares used to compute diluted income (loss) per share	8,504	8,504	8,504	8,528

As of September 30, 2008 there were 8,503,989 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	**2007**	**2008**	**2007**
Income (loss) from continuing operations	$ 596	$ (1,456)	$ 2,186	$ 833
Amortization of intangible assets related to purchase accounting	55	48	75	144
Net realized investment (gains) losses	270	(90)	555	(172)
Federal income tax charge (benefit) related to deferred taxes for operating income	317	(750)	1,092	372
Operating Income (loss) from continuing operations	$ 1,238	$ (2,248)	$ 3,908	$ 1,177

Non - GAAP Basic Income (Loss) Per Common Share:

Operating Income (loss) from continuing operations	$ .15	$ (.26)	$ .46	$ .14

Non - GAAP Diluted Income (Loss) Per Common Share:

Operating Income (loss) from continuing operations	$ .15	$ (.26)	$ .46	$ .14